Filed by Opnext, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended.

And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Opnext, Inc.: (Commission File No.: 001-33306)

Oclaro and Opnext Merger Conference Call

MARCH 26, 2012

2:00PM PT

CORPORATE PARTICIPANTS

Jim Fanucchi IR Summit Group—IR Contact

Alain Couder Oclaro, Inc.—Chairman of the Board and CEO

Harry Bosco Opnext, Inc.—Chairman of the Board and CEO

Jerry Turin Oclaro, Inc.—CFO

Bob Nobile Opnext, Inc.—CFO

CONFERENCE CALL PARTICIPANTS

Patrick Newton Stifel Nicolaus—Analyst

Ehud Gelblum Morgan Stanley—Analyst

Subu Subrahmanyan The Juda Group—Analyst

Hamed Khorsand BWS Financial—Analyst

William Stein Credit Suisse—Analyst

PRESENTATION

Operator

Good afternoon and welcome to the joint conference call announcing the proposed merger of Oclaro Inc. and Opnext Inc. At this time, I would like to turn the call over to Mr. Jim Fanucchi of the Summit IR Group. Please go ahead, Mr. Fanucchi.

Jim Fanucchi—IR Summit Group—IR Contact

Welcome, everyone, to the Oclaro and Opnext proposed merger conference call and webcast. Please note that the slides accompanying today’s presentation are available in the Investor Relations section of each company’s website. And as a reminder, this conference call is being recorded for replay purposes.

During the course of this conference call webcast, we will be making a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about Oclaro and Opnext, and the proposed combination that the companies jointly announced earlier today; potential synergies and cost savings of such a combination and the timing thereof; future financial and operating results; quarterly synergies; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.

Such forward-looking statements are based on the current beliefs and expectations of Oclaro’s and Opnext’s management, and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are difficult to predict and generally belong beyond the control of Oclaro and Opnext. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. Further information about the risks inherent in these forward-looking statements is contained in the joint investor presentation that was filed with the SEC today, and the most recent Form 10-Q and most recent Form 10-K, and other periodic reports filed by Oclaro and Opnext with the SEC.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 1

Neither Oclaro nor Opnext assumes any obligation or intends to update any forward-looking statements, whether as a result of new information, future events, or otherwise. In addition, during this call, we may be referring to non-GAAP financial measures. With respect to any of these non-GAAP measures or directly comparable Generally Accepted Accounting Principles measures are set forth in a reconciliation of GAAP to non-GAAP measures, and included in the accompanying presentation, which is available in the Investor section of each Company’s website. We would also like to clarify now that Oclaro and Opnext will not be providing an update, nor will we answer questions relating to the current quarter’s results.

In connection with the proposed combination, Oclaro intends to file documents with the SEC, including a registration statement on Form S-4 containing a joint proxy statement and prospectus. Investors and security holders are urged to read carefully the joint proxy statement prospectus when it is filed with the SEC, and other documents filed by either company with the SEC relating to the proposed combination when they are filed, because they will contain important information.

Our speakers today are Alain Couder, Chairman and CEO of Oclaro, and Harry Bosco, Chairman and CEO of Opnext. Jerry Turin, Chief Financial Officer of Oclaro, and Bob Nobile, Chief Financial Officer of Opnext, will also be available during the question-and-answer session.

I would now like to turn the call over to Alain.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

Okay, I would like just to introduce this merger. This is a very exciting day for us. And I would like to turn to Harry to make all the thought processes in the production, as he has many, many years of experience with the industry and can give you even more color than I could.

Harry Bosco—Opnext, Inc.—Chairman and CEO

Okay, thank you, Alain. And good afternoon. From a historical revenue perspective, the merged Company that we have now will be number two in the industry. But you have to really look underneath that and say the merged Company in more detail, the combination of truly unique with its world-class customer, product, and technology base.

Before we start talking about the combined Company, let me summarize the key points about the transaction. This is a stock-for-stock, tax-free exchange at a fixed exchange ratio of 0.42. The implied pro forma ownership is 42% for Opnext shareholders and 58% for Oclaro shareholders.

Alain, the current CEO and Chairman of Oclaro, will be the CEO and Chairman of the new Company. I will join the Board of Oclaro along with three other Board Directors from Opnext. The size of the Board will be 10, and the closing is expected in three to six months, depending on the regulatory and shareholder approvals.

Now Alain and I want to share with you why we are so excited about this merger and the unique opportunities the new Company has to service customers, while generating value for the shareholders and opportunities for our employees.

Starting out, the number one, our products and customers overlap is very minimal, and the two companies will lend itself to a smooth, efficient integration once the closing occurs. The broad portfolio of components and modules will allow us to take advantage of more vertical integration needed to differentiate our products, reduce our costs, and offer more comprehensive solutions to our customers.

The extensive customer base includes the leading global optical equipment providers in both the telecom and datacom space. Although Oclaro and Opnext share some of the same large customers, the products sold to them are quite different. In the future, there’s a real opportunity to be a preferred supplier to our customers that has a full complement of products, which includes most of the critical building blocks for an end-to-end optical network.

For the higher speed networks, this is going to be important, because we can help our customers make the trade-offs to the most cost-effective solutions. As a strategic partner, we, both companies, are strategic partners to the large piece of the customer base. But think of us together—the extensive optical technology base with a combined company will enhance our ability to be a strategic partner with our customers.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 2

And by that I mean we can jointly define what products are needed in the future based on their needs, and look at the technology evolutions that are needed to realize them. We have found this in the past to be very, very valuable, and we start to bring our tools together and start to talking to our customers, it’s a very differentiating way to deal with your customers. So we think there are very few competitors that can do what we’re going to do.

We also will do some customization for some customers as well as to do the more standard multi-sourced modules. From a global presence standpoint, having R&D in Japan, Europe, China and US, allows us to better support our global customers and let us attract the very best talented people.

We have the flexibility to develop products where we have the right resources available.

In the case of manufacturing, Oclaro’s supply chain management, product support and R&D resources in China, will help us accelerate the transition of our module manufacturing from Japan to lower-cost contract manufacturers. From a—due to the economies of scale and diversity of our products, the merged companies should realize cost savings as well as experience less volatility in revenues quarter-over-quarter. We expect to realize $35 million to $45 million in annualized cost synergies by the end of 18 months post-closing.

Now let’s take a look at the market. The market for optical components and modules is estimated to be $6.4 billion in 2012, with a CAGR of 13% over the next four years. Because of the breadth of our product portfolio, the combined Company can address the majority of these segments. The fastest-growing segment of the market is the 40G and 100G components and modules, which we are expected—which is expected to grow at a 42% CAGR over the next four years. The combined Company will be well-positioned to take advantage of this opportunity.

Now I’ll take a look at our technology base and differentiation. The combined technology base for innovation is extensive from the chip level to the subsystems. The intellectual property and patent portfolio is a result of 30 years of technology heritage from the previous optical component divisions of Hitachi, Nortel, Alcatel, Marconi and Corning, as well as we’ve added to the innovations from Opnext, Bookham and Avanex over the past 10 years.

The new Company will be unique in that we have the best class wafer fabs, with very broad and deep technology that allow us to innovate at the chip level where system performance and costs are impacted. By having vertical integration capability from the basic devices through subsystems, continuous innovation we’ll be able to maintain through product differentiation.

Now, we are creating a unique company here that has a broad set of talented engineers, core technologies, and fundamental IP. These unique core competencies enable us to offer solutions from basic components such as lasers, detectors, modulators and passives to integrated photonics to modules to add value custom subsystems. Going forward, we plan to further our strengths in the areas of material science and devices that are critical to enable future size, power and cost reductions for the 10G, 40G and 100G’s.

For the marketplace, if you take a look at our product line right now, the 40G and 100G, we have it at the component level all the way up through the subsystems. So we have the actual devices that are going to be used in the 100G and 40G solutions that include—come right out of our fabs, and we’ll be doing optical subassemblies that we can feed into our products. So it will give us a tremendous advantage.

We have a full family of client-side modules. These are the ones that are the shorter reach modules in 40G and 100G. And then we also have a whole family of those. And then you go to the line side with Oclaro and Opnext coming together, we have a full family of all the different formats, DPSK, the DQPSK, and coherent solutions for both the 40G and 100G. So, we really bring to the table a broad portfolio of products. And we also packaged those modules into line cards and subsystems. So we’re a full supplier to our customers.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 3

If you go to the 10G, now Opnext has been in the 10G business for quite some time. We started way back in 2000 working with customers like Cisco, developing modules—we have a full complement of modules for the datacom area as well as the telecom area. And again, Oclaro brings together their strengths in the telecom area.

They also have a full family of tunables, the tunable technologies, which is going to be very critical in the future network solutions. So, combining this together allows us to continue our 10G family of products into the tunable range and address those needs of the customers. So we’re well-positioned to make sure we capitalize on that market.

We also, with Oclaro, will bring on a supplier of ROADMs and amplifier solutions. And this is very important. Again, looking at the end-to-end network solution, the amplification that’s in the core of the networks is very critical as well as the endpoints in the network and the transmission gear. So, Oclaro brings leading market position in EDFA amplifiers and really the ROADM-type portfolio of products. So, again, all optical networks, we’re going to be a supplier to that and we can address most of the needs.

To summarize, we also have another key area which I don’t want to pass up—it’s in the industrial and consumer business. We both have had businesses in that area. We have dual lasers used in different kinds of applications, quite different than the optical stuff in communications. And Oclaro has basically been into the high pump lasers as well as VCSELs.

And we’re looking now at areas like, just to give you some ideas, measurement devices. We do high-speed printers with multiple lasers. We have night vision. We do welding and drilling. We look at different things like—I think Alain tells me about the navigation on some of these devices like a Blackberry, there’s the ball on it with the VCSELs in it. So—and then we also are looking at many-projectors. So just think about the consumer and industrials as another piece of our business that could be very substantial going forward. It’s, of course, different than a communication piece.

So, to summarize, this combination will create a company with a comprehensive product line as no one else in the industry has. In telecom, we’ll be the leading component vendor in the core optical network. Both Oclaro and Opnext have strong roots in this space. Together, we’ll even be stronger. We will also strengthen our presence in datacom with an expanding product portfolio for enterprise and data center applications.

An example is 40G QSFP package is a great example of addressing the data center needs. We also have a combined portfolio in the industrial commercial space and be a leading supplier to laser diodes in that market.

This merger is a great opportunity for all stakeholders in both Oclaro and Opnext, and I’m very excited about the future of the new Company.

And with that, I’ll turn it over to Alain.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

Okay, thank you, Harry, and good afternoon. Again, this is a very exciting day. Oclaro and Opnext have announced that they’ve agreed to merge.

Harry discussed the overall value of this transaction, and also the market and technologies that I mentioned. I will focus more on the customers I mentioned and the value created for our shareholders.

So if you have the slides in front of you, you can turn to slide number 16, which identifies that our customer base are quite complimentary. In fact, in several customers where Opnext is very strong, like Juniper, we are not very strong and the other way around. Sometimes we are strong together. For instance, we are both strong at Cisco. So that means that to those customers now, we can offer a much broader product line, and therefore, get a deeper penetration, and therefore, the growth that goes beyond the industry.

As you can see from this same slide, we don’t only have a core optical network, data center and enterprise customer, but we also have industrial and consumer. This business will be now in the range of $100 million per year for the merged company. So we are going to have the critical mass to address it and sell those customers better, and continue the penetration of those new markets that we have selected.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 4

The other thing here is that the products from Oclaro and Opnext are totally complementary. There is no overlap whatsoever. So again, we will be able to offer a broader product line. As the example that Harry was giving on the cell phone of a mini projector, and also the single navigation is a good example where we can offer now two technologies instead of one to one customer. So that’s the exciting portion about customers.

We are also proud to strengthen our global presence. And this is what you get on slide number 17. Clearly, from the footprint viewpoint, Opnext is very strong in Japan and in North America; we are strong in Europe, in North America, as well, and in China. So together, we serve those four parts of the world very well. On this slide, you can see that in North America, we have in particular, the system architecture expertise, the advanced module design, micro-optics and high power for packaging and pluggables.

In Europe and Israel, we have tunable lasers; photonic integration, receivers and modulators; optical mechanical design and packaging; the WSS and the high power laser and the VCSELs. And the VCSELs is—has been mostly a consumer product for us, but we do know that our VCSELs has the capability to be excellent in datacom as well. And therefore, that’s going to be an excellent in-feed into the Opnext product, and therefore, give a better price performance for our customers.

In Asia, we have advanced transceiver design, advanced active devices in R&D. We have software and value engineering R&D in China. We have liquid crystal in Korea. And we have a manufacturing hub, as we have now a long experience in low-cost regions and manufacturing. And as you know, recently, we have expanded the strategy—and Harry already mentioned—that we have the means to accelerate the transfer of Opnext manufacturing from Japan and from California into Opnext’s region, which obviously will be an important element of the synergy. So, in summary, R&D product, tech support in Europe, Japan, US, China, we will be closer to the customer.

Let me now move to the value created for our shareholders. So first of all, if you look at slide number 18, we have very significant operating leverage. And we expect to be able to achieve them within about 18 months. One is the vertical in-feed of component parts into module subsystems, as we already mentioned, with a VCSEL of tunable laser and to datacom, or fine electronic components like QIA adopted Opnext has and that we can put on our module.

The leverage of the global supply chain being a company much larger, we have more leverage with our supplier. And also, we have more leverage with our contract manufacturer, that is going to be an important element of the synergy as well. We are going to focus our R&D resources but we also will be able, on each area, to put a larger critical mass, which is essential to be ahead of the game in terms of innovation. So the other thing is that we will be aligning SG&A, and obviously, getting from two public companies to one public company, so that significant costs associated with that, that we will be able to trim. So those operating leverages are expected to create financial leverage. We do expect non-GAAP operating income positive in the first full fiscal quarter post-close.

In order to achieve that, we will achieve the first part of synergies that is only going to be a three to six-month effort. After that, within 18 months, we can get—we expect to be having an annualized cost synergy of $35 million to $45 million. And in order to achieve that, we expect our restructuring costs and system integration costs to be in the range of $20 million to $30 million in total.

As we do integration planning in the next couple of months, we will refine that. But clearly, doing the work that we have done in the past several months, discussing between Opnext and Oclaro, we both got more excited week after week about the opportunity we have. But this is about the cost leverage, the ability to take costs out of the Company.

There is another element is that we believe that the solid foundation of technology we have is also an opportunity to grow faster than the market. As Harry mentioned, we have a very strong intellectual property with more than 2,000 patents. We have the world-class fab—a five-star fab with incremental capacity, that we don’t need to invest much more capital equipment to do more with our five fabs. And I already described to you the value of that to our various markets that we serve.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 5

We have a scalable assembly and test strategy that we also call the backend. We are going to become a highly strategic supplier to major customers. You probably remember when we merged Bookham and Avanex, we became a Tier 1 supplier to our customer, which was a big difference for us.

Now it is going to be even more, because we are going to have all the core technology needed to create the future of optical technology. So we will be even a more highly strategic supplier to major customers. And strategic synergies create expanded market opportunities. I mentioned some in the industrial end customer that we also can expand in the datacom business beyond the data center and enterprise. That would be another opportunity that we could be looking at. So this is an opportunity for further growth. So that’s why we believe this combination is going to create significant value for our shareholders.

So let me now conclude by showing you again the same slide, and telling you again that we are very enthusiastic about this opportunity. As the four quadrants of this slide are complementary of product and customer; the market leadership and technology innovation; the global presence of customers and proximity to customers; and this creating financial leverage with operational efficiency and scale.

So we not only expect integration to create a significant value to our shareholders, we also expect integration to create a very strong strategic partner to our customers. And that’s what we are agreeing to today. We will be working on detailed integration planning in the next few months, and we’ll close probably in the three to four months’ timeframe.

And now, I would like to open it for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions).

Patrick Newton—Stifel Nicolaus—Analyst

Thank you, gentlemen, for taking my questions. Congratulations on the announcement. I guess a question for Alain and also for Harry. You detailed the $35 million to $40 million in cost synergies. Could you help us bucket where those synergies are coming from? Are we looking at any major facility or headcount reductions? And I assume that the majority is coming on the OpEx line.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

I am going to ask Jerry to answer this question. He has been leading all the modeling, so he can give you a quite precise answer. And Bob Nobile can help him also on that. Jerry?

Jerry Turin—Oclaro, Inc.—CFO

So, Patrick, we’re still going to be operating as two separate public companies over the intervening time. As Alain said, continuing to refine integration plans. And while the categories on the operating leverage slide clearly identify significant saving areas in both gross margins and operating expenses, as far as providing the granularity in those savings, we’ll wait until we’re combined as one company and give more granularity at the close.

Patrick Newton—Stifel Nicolaus—Analyst

I guess on those same lines, if you look at some of the challenges that both Opnext and Oclaro were having as individual entities, it was a high cost basis, with Oclaro having a significant amount of costs in Europe, and Opnext facing some challenges from having some high expenses in Japan.

Something, Alain, that you walked through was that vertical integration and your five fabs are a major competitive advantage. But is it fair to say that we should see some kind of restructuring associated with some kind of facility consolidation? Or do you think that right now that the combined entities have the footprint that you want and is necessary?

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

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Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

No, we already know that we probably will be able to reduce the number of sites. But the fab is a core competence and we plan at this point in time to keep our five fabs with R&D very close. Because we expect that the major element of cost reduction of performance improvement will account for the chip level. So that’s clearly an asset for the future Company.

And as we discussed as part of Oclaro’s manufacturing strategy, we have decided to have all our back-end outsourced to contract manufacturers.

So we are doing it with Europe, as we speak. We are moving the back-end we have in Zurich to Asia. And as Harry mentioned, this organization that we have in China in place will allow us to accelerate the move of manufacturing from Japan and from California to Asia, as well.

Harry Bosco—Opnext, Inc.—Chairman and CEO

You know, we can also move out the cost reduction that follows on after the product development is gone, you put them into manufacturing.

We’re going to put that closer to the contract manufacturers. So, basically, you move more and more of your core development activities for the next generation products, leave that in place, and move the cost reductions and product support piece away from the high-priced places like Japan.

Bob Nobile—Opnext, Inc.—CFO

And Patrick, as we’ve discussed, moving our Japan back-end to lower-cost environments, this enables us not to have to re-create that additional site somewhere else in a low-cost region.

Jim Fanucchi—IR Summit Group—IR Contact

Hey, Operator, let’s go ahead and go to the next participant.

Operator

Ehud Gelblum, Morgan Stanley.

Ehud Gelblum—Morgan Stanley—Analyst

Good hearing Harry and Rob’s voice again. It’s been some time. So, good hearing from you guys.

A couple of questions, though, I’m still trying to understand a little bit. Each company did have its challenges even before the flood. I know size is certainly an issue. But they were both decently-sized companies and had very good product, I think. That was never really the issue—the engineering or the quality of the product or the breadth of the product.

Given that, as you’ve so rightly said, it looks like the overlap is incredibly minimal in terms of the product portfolio. I’m having a hard time just understanding where the synergy is on the revenue side and why the combined company would do any better than each company did individually.

Harry Bosco—Opnext, Inc.—Chairman and CEO

I can tell you this. If you take a look at the modules and subsystems, the in-feed of the components into that is going to put tremendous margin back into our products. Because today, we buy a lot of the piece parts in that from other suppliers, where Oclaro has a lot of the stuff that can match into that, so pull that into our products.

And also, we’re both going down in an endeavor of 40G, 100G coherent. It turns out right now we’re complementary in that area, but before we invest any more in that and start overlapping, it’s a perfect opportunity to take advantage of that.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 7

Ehud Gelblum—Morgan Stanley—Analyst

Is there any way of quantifying what those savings would be? And is that—that’s not the $35 million to $40 million you’re talking about right now, right?

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

No, but as Jerry said, let us go through the detailed integration planning and we’ll give you more breakdown of that. But the two elements that Harry mentioned, combined with the fact that what I call the back-end in the assembly and test, which is still done in Switzerland, California, and Japan, two contract manufacturers, those two are significant.

And if you add to that the fact that you go from one company—two public companies to one public company, you get to a large portion of those numbers. But we’ll give you the breakdown after we have done all the detail work. But we are—we really expect to be able to be operating income positive in the first full fiscal quarter post-close, you know?

Ehud Gelblum—Morgan Stanley—Analyst

Okay. I mean, maybe I’m a little slow on this, but can you just—I mean, just take Opnext in and of itself, and it wasn’t operating income positive, so what are you getting from Oclaro specifically to bring you over that hump?

Jerry Turin—Oclaro, Inc. – CFO

Well, to speak for Harry and Bob as to Opnext. As Harry said, significant margin improvement from component in-feeds, which also has a top-line dynamic, because that can improve competitiveness. And there may be some examples where there can be a differentiated technology that’s difficult to get on the open market. And again, a single public company; aligned infrastructure costs; and so forth.

Harry Bosco—Opnext, Inc.—Chairman and CEO

We were pretty close, actually, until the flood, as Opnext by itself. We had a—Bob, you had a EBITDA, adjusted EBITDA (multiple speakers) —?

Bob Nobile—Opnext, Inc.—CFO

Yes, and I mean, Ehud, it’s been a while since we’ve talked about the Opnext business, but our model, when you exclude the impacts of the flood, was at—you know, at $85 million of revenue per quarter, we were EBITDA breakeven. And at about $100 million, we were OI breakeven. So as we—as both of our businesses kind of come out of this flood next quarter, and we get into the post-close scenario, we’ll be in good shape to get us to the points that Jerry has talked.

Jerry Turin—Oclaro, Inc.—CFO

And similarly, from Oclaro, we’ve talked publicly about if we get back to pre-flood levels in June. We’ve compared our profitability to June of the prior year, and should also be EBITDA positive, again, subject to getting back to pre-flood revenues. So you need to think of that as maybe a foundation point for the two companies.

Ehud Gelblum—Morgan Stanley—Analyst

Right. Now, the issue of the $35 million to $45 million in cost savings over 18 months, is that versus what Oclaro is doing today? Or post the outsourcing debenture?

Jerry Turin—Oclaro, Inc.—CFO

Well, good question, Ehud. First of all, each of the companies has cost improvement, cost reduction plans in place standalone. So that’s incremental to the standalone improvement plans of either company. So the $35 million plus—$35 million to $45 million is all incremental.

From the back-end manufacturing point of view for Oclaro, our objective is to drive that as margin neutrality as we execute that. So we don’t see margin upside in the short-term from that, but we’ll be striving to maintain our existing trajectory as Oclaro. So debenture doesn’t play into it. The existing cost improvement of each standalone company doesn’t play into it. And there is an incremental $35 million to $45 million we think is out there for us.

Ehud Gelblum—Morgan Stanley—Analyst

Finally, on the (multiple speakers)—

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 8

Bob Nobile—Opnext, Inc.—CFO

And Ehud, a piece of that $35 million to $45 million will be the added benefit of taking the Opnext plan, which already assumed some move into lower-cost jurisdictions, but then getting the added benefit of using the existing Oclaro infrastructure.

Ehud Gelblum—Morgan Stanley—Analyst

I see. So—which is being sold, anyway —?

Jerry Turin—Oclaro, Inc.—CFO

No, Ehud. Not infrastructure in terms of brick-and-mortar, but in terms of the first—oh, and processes (multiple speakers)—

Ehud Gelblum—Morgan Stanley—Analyst

Virtual (multiple speakers)—

Harry Bosco—Opnext, Inc.—Chairman and CEO

And expertise in relationships, yes.

Ehud Gelblum—Morgan Stanley—Analyst

Got it. No, that’s actually worth a lot then. Last thing, so that to get the benefit of the in-feeds, does that mean that Opnext has to redesign or both companies have to redesign some products to use the (multiple speakers) —?

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

I think I can give you a good example when we acquired Mintera, we exactly made the same thing that Mintera was buying all its components. Now most of these Mintera products use lasers, modulators, receivers, and so on, from Oclaro. And that makes a big difference.

We see exactly the same thing happening with the modules that Opnext is doing. But they also—the inverse is true, we buy some medical and component lasers like TIA, and Opnext has some TIA. So we have in-feed both ways this time. And this is very significant in terms of margin improvement. These are not cost-savings per se in terms of cost synergies, they are more margin improvement, because they come directly from our fabs, you know?

Jim Fanucchi—IR Summit Group—IR Contact

Operator, let’s move on to the next participant, please.

Operator

Subu Subrahmanyan, Juda Group.

Subu Subrahmanyan—The Juda Group—Analyst

First question is on the operating breakeven in the first full quarter. I just wanted to make sure the first full quarter would be the September quarter if the deal closes as per expectation. And are any of that $35 million to $45 million in savings in that quarter? I’m just trying to understand between the revenue levels where Oclaro was last June, it was not operating breakeven and neither was it for Opnext. Are you already starting to see some of that $35 million to $45 million in the first quarter?

Jerry Turin—Oclaro, Inc.—CFO

So, Subu, for that purpose, and I direct people to the slide package, that presumes a July close. So as far as the first full quarter together, think of that as a data point. Certainly, some of the cost savings will be in place but relatively limited. And to the extent they are in place, they may not be in place for the full quarter.

So there’s upside from savings. There’s both companies as a starting point in that June/July timeframe, hopefully, getting back to pre-flood revenues and having the starting point that Bob and I referred to from a bottom-line point of view. Think in terms of normal market growth from there. And normal—we have some slides talking about market growth rates. And you all have your own views of market growth, but think about market growth through the second half of the year. And then the first part of some of those synergies starting to catch.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 9

Subu Subrahmanyan—The Juda Group—Analyst

Understood. And from a timing perspective and a market perspective, can you talk about why now, what kind of—this is—consolidation in this industry has been talked about for some time. What were the levers that made you do this deal now and what were the other considerations?

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

Really, we have been looking at consolidating the industry in the first two years. And we have been looking at all kind of combinations. I think in this industry, everybody has been talking to everybody in the past two years, you know. It is very clear to us that the combination of Opnext and Oclaro is the most accretive combination that we could find. And we are doing it now because we have been discussing in depth, and we have been convincing ourselves that it can be—the integration is doable. Because, in fact, what’s most important in a merger of this kind is to absolutely convince ourselves that we have the management, the energy, the bandwidth, the resources to make the integration work.

We did this successfully in the Bookham and Avanex. It is an integration of the same kind. And I think the industry is in a situation where it’s now where such a merger can be a very important step to other simpler industries.

Harry Bosco—Opnext, Inc.—Chairman and CEO

I think the other thing as, if you look at the market, it’s changing. You can just see—we started out in a customization world about 12 years ago—15 years ago, and then went through a standardized module world. And now it’s going back into customization plus modules. So you’re going to be selling components as well as modules to customer bases, depending on the type of products.

You also see announcements coming out of our customer base about buying technology companies. And they’re going to be looking for companies to partner with those technology companies to take their products forward, their customized products. We want to be that company that can address that.

Jim Fanucchi—IR Summit Group—IR Contact

Operator, let’s move on to the next participant, please.

Operator

Hamed Khorsand, BWS Financial.

Hamed Khorsand—BWS Financial—Analyst

Congratulations on this deal. First question I had was, what’s, as far as Oclaro’s decision to go into datacom? Because it seems as though you guys were just staying out for such a long time of the datacom customer base.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

Yes, in fact, this is a strategic question that we have been working on for two years. Because we have the laser; we have the VCSEL; we have the tunable laser; and we have the photonic integration. But we concluded that without a merger or an acquisition, we could not enter this market where there was already some strong players. So we have been slowing down in getting to that market for that reason.

This merger gives us the entry into this market by strengthening the current position of Opnext. And I think this is going to be an extremely strong combination, as Harry was mentioning, to the leverage of the technology that come both from the fab from both Europe and Japan.

Hamed Khorsand—BWS Financial—Analyst

Okay. And my other question was related to—I know Opnext has had a history with the yen. How is the cost structure? And how is the foreign exchange exposure work as far as the merged Company goes?

Harry Bosco—Opnext, Inc.—Chairman and CEO

Bob, why don’t you go through that?

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

Page | 10

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

(multiple speakers) Yes, Bob, why don’t you—yes.

Bob Nobile—Opnext, Inc.—CFO

Yes, from an Opnext perspective, there is about a $30 million per quarter net yen exposure. And on an individual basis, what that meant was basically every 3 yen plus or minus impacted us about 1% at the gross margin level.

From a historical perspective, the yen has been trading at its low point for about the last six months or so. And we’ve actually seen some strengthening of the US dollar. I don’t have any crystal ball in terms of where it’s going, but the comments I made earlier about the Opnext breakeven points assume a yen exchange rate about 80. And we’re comfortable that at that level, the business can—on a standalone basis, was able to—was ready to meet its targets.

Hamed Khorsand—BWS Financial—Analyst

Okay. And as a combined company, how much—do you guys, would you still have that same kind of $30 million a quarter?

Jerry Turin—Oclaro, Inc.—CFO

Well, Hamed, I think we need to move forward as standalone companies, and get to the close and understand the full integration plans and the combined growth scenarios. So certain, it will be similar, but to comment anything more than a broad statement really, we’re really not in a position to do that today.

Jim Fanucchi—IR Summit Group—IR Contact

Operator, would you go (multiple speakers)—

Bob Nobile—Opnext, Inc.—CFO

But then it will be a much smaller portion of the entirety of the business.

Jerry Turin—Oclaro, Inc.—CFO

Exactly, Bob, yes.

Bob Nobile—Opnext, Inc.—CFO

Than Opnext experienced on a standalone basis.

Hamed Khorsand—BWS Financial—Analyst

All right, thank you.

Jim Fanucchi—IR Summit Group—IR Contact

Operator, let’s go to the next participant.

Operator

William Stein, Credit Suisse.

William Stein—Credit Suisse—Analyst

Hey, great, thanks for taking my question. I’m wondering if you can clarify how the combination of the two companies will impact the new relationship Oclaro has with Venture? What’s going to happen with that facility? Are you going to load it with more work coming out of Opnext? Any update there would be helpful.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

This is clearly part of the strategy as we are negotiating with Venture. We already knew that we were also discussing with Opnext. So we have structured the agreement with Venture in such a way that we can do more. And we are going to be looking at the detailed integration plan, and to see where it’s most effective to move some of the California and Japan manufacturing in the future. We don’t have a precise answer, but we clearly negotiated the Venture deal with this in mind.

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March 26, 2012

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William Stein—Credit Suisse—Analyst

So the idea is actually moving some production out of Japan into that facility?

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

That’s a possibility, but we are going to look at it in detail, product by product. No decision has been made at this point in time. That’s part of the integration planning that we’ll have in the next couple of months.

Harry Bosco—Opnext, Inc.—Chairman and CEO

We have made a decision to move the module manufacturing out of Japan. As to where it goes, that is the question.

William Stein—Credit Suisse—Analyst

Okay, that’s helpful. One other, if I can. Wondering if you can comment on—for those of us who aren’t as familiar with your businesses, ASP erosion in the most recent round of negotiations, and how you expect that might trend as a combined company, with capacity being taken out?

Jerry Turin—Oclaro, Inc.—CFO

Well, (multiple speakers)—go ahead, Bob.

Bob Nobile—Opnext, Inc.—CFO

Opnext historically experiences about a 15%, 16% or so annual price deterioration across its portfolio of products, yet you wind up having a larger quarterly percentage impact of that in the quarter that ends in March, because you have most of the European and some of the Asian customers on annual price adjustments rather than quarterly and/or half-year. But we’ve seen that—this past round of negotiations was consistent with the last several years.

Harry Bosco—Opnext, Inc.—Chairman and CEO

Jerry, you see anything?

Jerry Turin—Oclaro, Inc.—CFO

Yes, so two points—one, we tend to see 13% to 15% that we saw a very typical year. But I think there’s a broader point that we speak to at Oclaro, which is, to be an innovator in a technology company, we expect to experience price erosion indefinitely. So this deal has some great strategic upside and some great technology leverage, but if you don’t keep up with improving your customers’ price to performance base, then you’re not a technology company.

Alain will want to speak to this, I’m sure.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

I would want to tell the R&D engineer is that the Moore’s Law is going to apply to the optical world. And if we do not innovate, somebody else will innovate. And so cost reduction is a way of leading, you know, in the future, because the price reduction will continue, because other people will be innovative if we don’t. So that’s the very important element of that, you know.

Harry Bosco—Opnext, Inc.—Chairman and CEO

You need to own the internal, the vertical integration around these things. You need all the piece parts, because then you can integrate them together and come out with new solutions to drive more costs down.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

Yes.

William Stein—Credit Suisse—Analyst

I guess the upshot is as a combined company having reduced capacity, but for yourselves and for the industry, we shouldn’t expect any change to the typical ASP erosion pattern that you’ve seen (multiple speakers) —?

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Summit IR Group Inc.

March 26, 2012

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Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

No, I don’t expect — we expect to be able to have a better margin as a combined company, as I’ve talked about it. But our assumption is that the price erosion will continue.

William Stein—Credit Suisse—Analyst

Thank you, gentlemen.

Operator

Thank you. And there are no further questions at this time. I would now like to turn the call back over to Mr. Alain Couder. Please go ahead, sir.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

Okay, so I would like to thank you for participating in a very short notice. I think Harry and I are very excited. We have been working on this agreement for a few months. And we think it already as two executive teams are eager to make it work, as the two Boards are eager to support us in doing that. And we’ll look forward to make it happen right after the close.

Thank you very much. Do you want to add something, Harry?

Harry Bosco—Opnext, Inc.—Chairman and CEO

No. Thank you very much. Again, we’re very excited about this at Opnext, combining in with Oclaro. I think it really is going to be very positive to our customers. We’re going to be able to do a lot more for them right now.

Alain Couder—Oclaro, Inc.—Chairman of the Board and CEO

Thank you.

Operator

Thank you. And ladies and gentlemen, that does conclude our conference for today. Thank you for your participation. You may now disconnect.

Forward-Looking Statements

This communication contains statements about future expectations, plans or prospects and its business, and together with the assumptions underlying these statements contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to: (i) statements about the benefits of the merger involving Oclaro and Opnext, including potential synergies and cost savings and the timing thereof; (ii) future financial and operating results following the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities for the combined company; (v) the impact on the merger on the market for the combined company’s products; (vi) the non-GAAP operating income and integration costs of the combined company; and (vii) other statements identified by words such as “potential,” “expected,” “plan,” “estimate,” “intend,” “will,” “should”, “believe”, “target”, or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Oclaro’s and Opnext’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Oclaro and Opnext. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (i) the failure of the merger to close for any reason; (ii) the competitive position and opportunities for the combined company; (iii) general business and economic conditions; (iv) the performance of financial markets; (v) risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval and regulatory agencies might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; (vi) the impact on the merger on the markets for the combined companies optical, industrial and consumer products; (vii) the failure of the combined company to realize synergies and cost-savings from the transaction or delay in realization thereof; (viii) the businesses or employees of Oclaro and Opnext not being combined and integrated successfully, or such combination taking longer or being more difficult, time-consuming or costly to

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March 26, 2012

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accomplish than expected; (ix) operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties; (x) the future performance of the combined company following the closing of the merger; (xi) the combined company’s ability to maintain gross margins; (xii) effects of fluctuating product mix on results; (xiii) the combined company’s ability to timely develop and commercialize new products; (xiv) the combined company’s ability to respond to evolving technologies and customer requirements; (xv) the combined company’s dependence on a limited number of customers for a significant percentage of its projected revenues; (xvi) the combined company’s ability to effectively compete with companies that have greater name recognition, broader customer relationships and substantially greater financial, technical and marketing resources; (xvii) increased costs related to downsizing and compliance with regulatory requirements in connection with such downsizing, competition and pricing pressure; (xviii) the combined company’s potential lack of availability of credit or opportunity for equity based financing; (xix) the combined company’s risks associated with international operations; (xx) the combined company’s outcome of tax audits or similar proceedings; and (xxi) the outcome of pending litigation against Oclaro or Opnext. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Oclaro and Opnext, with the Securities and Exchange Commission. They each anticipate subsequent events and developments may cause their views and expectations to change. Neither Oclaro nor Opnext assumes any obligation, and they specifically disclaim any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Oclaro and Opnext. In connection with the proposed transaction, Oclaro and Opnext plan to file documents with the SEC, including the filing by Oclaro of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Oclaro and Opnext plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Oclaro and Opnext are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Oclaro and Opnext because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the documents filed with the SEC on Oclaro’s website at www.oclaro.com or Opnext’s website at www.opnext.com or the SEC’s website at www.sec.gov. Oclaro, Opnext and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Oclaro is also included in Oclaro’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on September 9, 2011, and additional information regarding the directors and executive officers of Opnext is also included in Opnext’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on January 26, 2012.

Conference Call Transcript

Summit IR Group Inc.

March 26, 2012

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